Exhibit 99.4

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Fourth quarter 2010 operations review
18 January 2011
Chief executive Tom Albanese said: “Running our operations at full capacity was a priority for Rio Tinto in 2010, in an environment of strong prices for most of our commodities. Our success is clearly demonstrated in iron ore where we set new quarterly and annual production records. During the quarter we approved a further $5.5 billion in value-adding growth projects, including the expansion of our Pilbara iron ore operations to 283 million tonnes a year and the first phase of an aluminium smelting pilot plant in Quebec using our new AP60 technology.”
•	Rio Tinto’s global iron ore operations set a new quarterly production record at 65 million tonnes (50 million tonnes attributable) and a new annual record at 239 million tonnes (185 million tonnes attributable).

•	Mined and refined copper were down nine per cent and six per cent on the fourth quarter of 2009 and down 16 per cent and five per cent on full year 2009, in line with previous guidance.

•	Bauxite production increased nine per cent year on year in line with higher demand. Alumina and aluminium production were broadly flat.

•	Australian hard coking coal production was up eight per cent on the fourth quarter of 2009 and rose 20 per cent on full year 2009, following increased investment at the Queensland operations. Australian thermal coal production was down nine per cent overall for the year, mainly due to wet weather in the Hunter Valley.

•	The force majeure declaration at the four Queensland coal mines remains in place. All the Queensland coal mines are operational but are still constrained in some way by weather impacts, including the impact on third party infrastructure. Rio Tinto is currently unable to provide an estimate of the full impact of this adverse weather or the duration of the force majeure declaration.

•	On 8 December, Rio Tinto signed a new agreement with Ivanhoe Mines under which Rio Tinto will assume direct management of the Oyu Tolgoi copper-gold project in Mongolia. The agreement also gives Rio Tinto the right to increase its holding in Ivanhoe to 49 per cent.

•	On 15 December, Rio Tinto completed the divestment of its remaining 48 per cent equity holding in Cloud Peak Energy Inc. The total gross proceeds from the secondary offering of $573 million were received in December.

•	On 23 December, Rio Tinto announced a A$16 per share cash offer to acquire all of the issued and outstanding shares of Riversdale Mining Limited by way of a recommended off-market takeover offer.

•	Rio Tinto approved major capital projects totalling $5.5 billion during the fourth quarter, bringing the full year total of project approvals to $10.8 billion.
All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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IRON ORE
Rio Tinto share of production (000 tonnes)

	Q4 10	vs Q4 09	vs Q3 10	FY 10	vs FY 09
Hamersley	35,106	+4%	+4%	128,522	+5%
Hope Downs	4,201	+48%	+18%	15,860	+54%
Robe River	8,539	+6%	+7%	31,610	+10%
IOC (pellets and concentrate)	2,204	-9%	-3%	8,638	+6%
Pilbara marketing
Sales volumes from the Pilbara region of Western Australia continued to set new records in response to growing demand: fourth quarter sales of 58 million tonnes were three per cent higher than the corresponding quarter of 2009 and full year volumes increased nine per cent to 223 million tonnes (100 per cent basis).
Pilbara operations
Pilbara operations also set new quarterly and annual production records at 61 million tonnes and 224 million tonnes (100 per cent basis) as the mines operated at above nameplate capacity. The new Hamersley mines, Brockman 4 and Western Turner Syncline, continued to ramp up whilst Robe River benefited from rising production at Mesa A. In October Robe River reached a new milestone following the export of its one billionth tonne of iron ore.
On 3 December Rio Tinto Limited and Sinosteel Corporation announced the extension of their Channar Mining joint venture in the Pilbara, leading the way for a further 50 million tonnes of iron ore to be produced over the next five years.
Important variations to the State Agreements were approved by the Western Australian parliament, which will lead to greater operational flexibility for our Pilbara operations.
Pilbara expansion
During the fourth quarter, Rio Tinto announced investments of $4.3 billion (Rio Tinto share $3.3 billion) for the Pilbara expansion to 283 million tonnes per annum. Total Pilbara investment approvals in 2010 were $7.2 billion (Rio Tinto share $5.3 billion).
On 20 October, Rio Tinto announced that it is to invest $3.1 billion (Rio Tinto share $2.1 billion) in expanding its iron ore infrastructure capacity in the Pilbara to 283 million tonnes per annum by the end of 2013.
On 1 December, Rio Tinto approved a further $1.2 billion investment to lift its annual iron ore production capacity in the Pilbara. The capital will be used for significant expansions at the Brockman 4 and Western Turner Syncline mines. The third mine earmarked for expansion as part of this programme, Nammuldi, is currently under study, with an investment decision expected in 2011.
Rio Tinto’s integrated operations will be progressively upgraded as follows:
•	220 Mt/a — current operating capacity

•	225 Mt/a by end of Q1 2011 — Dampier port systems efficiencies (in implementation)

•	230 Mt/a by end of Q1 2012 — Dampier port incremental (in implementation)

•	283 Mt/a by end of H2 2013 — Cape Lambert first 53 Mt/a increment (in implementation)

•	333 Mt/a by end of H2 2015 — Cape Lambert second 50 Mt/a increment (in feasibility study)
Iron Ore Company of Canada (IOC)
Fourth quarter production of pellets and concentrate at IOC declined nine per cent on the same quarter of 2009, reflecting lower mine equipment availability and severe winter weather conditions. 2010 saw a return to the normal proportions of concentrate and pellet sales in the overall sales mix as demand levels recovered.

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HIsmelt
In December the HIsmelt joint venture partners agreed to permanently close the Kwinana site and terminate the joint venture. The majority of closure work is expected to be completed by 2014. The technology business (100 per cent Rio Tinto owned) continues and a number of licensing opportunities are progressing.
COPPER
Rio Tinto share of production

	Q4 10	vs Q4 09	vs Q3 10	FY 10	vs FY 09
Kennecott Utah Copper
Mined copper (000 tonnes)	68.5	+3%	+5%	249.8	-18%
Refined copper (000 tonnes)	64.8	-11%	-13%	269.3	-2%
Molybdenum (000 tonnes)	4.2	+22%	+56%	12.9	+14%
Mined gold (000 ozs)	96	-39%	-8%	468	-20%
Refined gold (000 ozs)	112	-24%	-32%	596	+24%
Escondida
Mined copper (000 tonnes)	76.2	-11%	+4%	303.3	-5%
Refined copper (000 tonnes)	24.6	+3%	+5%	90.0	-8%
Grasberg JV
Mined copper (000 tonnes)	21.4	-34%	+892%	50.7	-53%
Mined gold (000 ozs)	67	-64%	+27%	183	-57%
Northparkes
Mined copper (000 tonnes)	8.0	+23%	-1%	31.2	+14%
Palabora
Mined copper (000 tonnes)	11.1	-4%	+2%	43.0	-10%
Kennecott Utah Copper
As previously guided, lower ore grades accounted for much of the decrease in the annual production of copper, gold and silver in concentrates. This was partly offset by record mill rates at the Copperton concentrator. Molybdenum production rebounded in the full year in line with an increase in ore grades
Higher copper and molybdenum ore grades in the fourth quarter resulted in increased production of metal in concentrate compared with the same quarter of 2009. Lower gold and silver ore grades led to lower precious metal production in the fourth quarter compared with prior periods.
Refined copper production was marginally lower in 2010 due to a planned 19 day maintenance shutdown at the smelter, whilst refined gold and silver production benefited from processing higher grade ore accessed in late 2009. Fourth quarter refined metal production declined due to lower concentrate availability.
Escondida
Fourth quarter contained copper mill production was 16 per cent lower than the same quarter of 2009, primarily due to declining grades and an eight day conveyor shutdown at the Laguna Seca concentrator. Increased ore hardness and lower shovel availability at the mine led to further decreases in copper concentrate production. This was partly offset by higher levels of recoverable copper in ore stacked for leaching, resulting in an overall decrease in mined copper production of 11 per cent.
Fourth quarter refined copper production was broadly consistent with the previous quarter and the same quarter of 2009.
Grasberg
Freeport is due to release its 100 per cent operating data for the fourth quarter on 20 January 2011. Rio Tinto’s share of joint venture copper and gold in 2010 was impacted by the anticipated lower ore grades and lower mill throughput; these factors reduced the Rio Tinto share of production under the metal strip agreement.

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Northparkes
Mined copper production at Northparkes rose by 23 per cent compared with the same quarter of 2009 due to increasing production from the E48 block cave. Annual production increased by 14 per cent compared with 2009 as a result of higher grade material mined and the ramp-up of the E48 block cave.
Oyu Tolgoi
On 8 December, Rio Tinto announced that it is to manage the Oyu Tolgoi copper/gold project in Mongolia under a new financial agreement with Ivanhoe Mines. Rio Tinto subsequently increased its interest in Ivanhoe to 40.5 per cent through an early, partial exercise of the Series B warrants and the previously announced purchase of shares from Robert Friedland.
Rio Tinto has committed to fully participate in Ivanhoe’s rights offering and, following the closing of the rights offering in February 2011, it expects to increase its interest in Ivanhoe to 42.3% through the previously announced acquisition of 10 million Ivanhoe shares from Citibank.
Rio Tinto also secured the right to increase its ownership in Ivanhoe to 49 per cent.
Provisional pricing
The effect of provisional pricing of copper sales is estimated to result in an increase in underlying earnings of approximately $180 million in the second half of 2010.
At the end of 2010, the Group had an estimated 266 million pounds of copper sales that were provisionally priced at US 433 cents per pound. The final price of these sales will be determined during the first half of 2011. This compared with 239 million pounds of open shipments at 30 June 2010 provisionally priced at US 296 cents per pound.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q4 10	vs Q4 09	vs Q3 10	FY 10	vs FY 09
Bauxite	8,557	-6%	-2%	33,443	+9%
Alumina	2,292	+0%	-2%	9,089	+3%
Aluminium	962	+0%	+2%	3,790	-0%
Bauxite
Fourth quarter bauxite production was six per cent lower than the same quarter of 2009 but was nine per cent higher for the full year in line with rising third party demand.
Alumina
Fourth quarter alumina production was stable compared with prior quarters. Annual production increased three per cent on 2009 when production cutbacks were made, primarily at the Vaudreuil refinery.
Aluminium
Fourth quarter aluminium production was consistent with the same quarter of 2009 while full year production was in line with 2009.
Production at Kitimat was reduced due to the closures of lines 7 and 8 in September in preparation for the modernisation project.
Laterrière returned to full production at the end of September following a power outage in July which forced the temporary closure of one of the plant’s two potlines. The loss of metal production during the partial shutdown was around 24,000 tonnes.
Other movements included higher production at NZAS following a transformer failure in 2008 which impacted 2009 and a gradual return to full capacity at the operating UK smelters, partly offset by the cessation of smelting activities at Anglesey.

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Low snow and rain levels in the Saguenay region of Quebec during the first half of 2010 led to reduced power generation, resulting in the need to purchase additional power under a specially negotiated power block from the state utility over a 12 month period. The impact on EBITDA in the second half of 2010 was approximately $60 million and the full year impact was $117 million.
On 1 October, Rio Tinto announced an investment of $140 million in a leading-edge casting facility to produce value-added billet at its aluminium smelter in Straumsvik, Iceland. This is in addition to an investment of $347 million to modernise and increase the smelter’s capacity by 20 per cent following the completion of a long-term energy supply agreement.
On 14 December, Rio Tinto announced that it is to invest $758 million on completing the first phase of the AP60 plant in Saguenay-Lac-Saint-Jean, Quebec. An additional $300 million will be invested for further construction in preparation for the $2.5 billion modernisation of the Kitimat smelter in British Columbia.
On 13 January 2011, Rio Tinto gave notice of a force majeure event impacting the supply of aluminium to some customers from its Boyne Smelter near Gladstone as a result of the severe flooding across Queensland.
ENERGY
Australian coal
Rio Tinto share of production (000 tonnes)

	Q4 10	vs Q4 09	vs Q3 10	FY 10	vs FY 09
Rio Tinto Coal Australia
Hard coking coal	2,279	+8%	-6%	8,967	+20%
Semi-soft coking coal	797	-20%	+70%	3,075	+7%
Thermal coal	5,154	+3%	+10%	18,430	-9%
Hard coking coal production from the Queensland coal operations continued to benefit from the recent investment in two additional shovels and two new truck fleets, although it declined by six per cent compared with the third quarter following the heavy rainfall in December.
Semi-soft coal production was 20 per cent lower than the corresponding quarter of 2009, but 70 per cent higher than the third quarter, primarily due to coal seam presentation in the mining sequence relative to comparable periods. The thermal coal operations increased production by three per cent compared with the same quarter of 2009. Blair Athol continued to wind down to 3 million tonnes per annum, partly offset by the ramp up of Clermont which produced 2.1 million tonnes in the quarter.
On 29 December, Rio Tinto declared force majeure on coal sales contracts from the Hail Creek, Kestrel, Blair Athol and Clermont mines as a result of severe monsoonal rain in central and northern Queensland. Limited operations are underway but Rio Tinto is currently unable to provide an estimate of the full impact of this adverse weather or the duration of the force majeure declaration.
Uranium
Rio Tinto share of production (000 lbs)

	Q4 10	vs Q4 09	vs Q3 10	FY 10	vs FY 09
Energy Resources of Australia	1,912	+15%	+35%	5,891	-25%
Rössing	1,363	-20%	+1%	5,485	-13%
Fourth quarter production at ERA benefited from higher milled head grade, in part offset by slightly lower throughput and lower mill recoveries. Rössing continued to be impacted by lower average feed grade.

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DIAMONDS & MINERALS
Rio Tinto share of production

	Q4 10	vs Q4 09	vs Q3 10	FY 10	vs FY 09
Diamonds (000 carats)
Argyle	2,243	-36%	-7%	9,804	-7%
Diavik	926	+1%	-13%	3,900	+17%

Minerals (000 tonnes)
Borates	113	+3%	-20%	500	+18%
Titanium dioxide feedstock	373	+15%	+11%	1,392	+21%
Talc	237	+6%	-9%	1,000	+13%
The processing of lower grade ore from the Argyle open pit continued in the fourth quarter. Ore processed increased 57 per cent in 2010, following the three month shutdown in 2009, but diamond production was lower overall due to lower grades.
Diamond production at Diavik was 17 per cent higher than in 2009 reflecting a significant increase in ore processed, partly offset by lower grades in the areas currently being mined. Operations were scaled back in 2009 in response to the economic slowdown.
Minerals production in 2010 continued to demonstrate a healthy recovery in line with improving global economic conditions. Fourth quarter borate production declined by 20 per cent compared with the third quarter, due to adverse weather conditions in December in southern California and scheduled plant shutdowns.
Titanium dioxide feedstocks production similarly mirrored an improvement in market conditions. The 21 per cent annual increase reflected an eight week summer shutdown at RTFT in 2009 and a full year of mining in Madagascar, partly offset by the reduced shareholding in RBM following the BBBEE transaction in December 2009.
OTHER CORPORATE ACTIVITY
On 18 October, Rio Tinto and BHP Billiton jointly ended plans for an iron ore production joint venture in the Pilbara in Western Australia following extensive discussions with regulators.
On 4 January 2011, Rio Tinto completed the divestment of 61 per cent of Alcan Engineered Products to certain investment funds affiliated with Apollo Global Management, LLC (Apollo) and the Fonds Stratégique d’Investissement.

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EXPLORATION AND EVALUATION
Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 2010 was $589 million compared with $514 million in 2009. In 2010 the Group realised $86 million (pre-tax) from the divestment of central exploration properties, compared with $85 million in 2009.
Exploration highlights
A non-binding Memorandum of Understanding was signed with Chinalco on 3 December 2010 to establish an exploration joint venture (JV) in China. The JV will explore mainland China for world-class mineral deposits and is expected to come into operation in the first half of 2011. It is intended that between three and five large area exploration projects will be selected for initial focus by the JV, with the potential for additional regions to be added at a later date.
At the Amargosa bauxite project in Brazil, the Order of Magnitude study continued and remains on track for completion in the fourth quarter of 2011.
A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes

Aluminium		Amargosa, Brazil	Australia, Brazil, Guyana, Laos

Copper	Copper/molybdenum: Resolution, US. Copper: La Granja, Peru Nickel/copper: Eagle, US	Copper: Bingham Orbit, US. Nickel: Tamarack, US.	Copper: Chile, Kazakhstan, Peru, Russia, US Nickel: Canada, South Africa

Diamonds & Minerals	Diamonds: Bunder, India Lithium borates: Jadar, Serbia		Diamonds: Canada, Democratic Republic of Congo, India

Energy		Coal: Altai Nuurs, Mongolia, Bowen Basin, Australia	Uranium: Canada, Jordan

Iron Ore	Simandou, Guinea Pilbara, Australia	Pilbara, Australia.	Canada, Democratic Republic of Congo
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, Australia / Asia	Media Relations, EMEA / Americas

David Luff	Illtud Harri
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 7781 1152
Mobile: +61 (0) 419 850 205	Mobile: +44 (0)7920 503 600

Karen Halbert	Tony Shaffer
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 7781 1138
Mobile: +61 (0) 412 119 389	Mobile: +44 (0) 7920 041 003

Bruce Tobin	Christina Mills
Office: +61 (0) 3 9283 3612	Office: +44 (0) 20 7781 1154
Mobile: +61 (0) 419 103 454	Mobile: +44 (0) 7825 275 605

Media Relations, Canada

Bryan Tucker
Office: +1 (0) 514 848 8151
Mobile: +1 (0) 514 825 8319

Investor Relations, Australia	Investor Relations, London

Dave Skinner	Mark Shannon
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 1178
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 576597

Simon Ellinor	David Ovington
Office: +61 (0) 7 3361 4365	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978

Christopher Maitland
Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 459 800 131

Investor Relations, North America

Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
Email: media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media

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Rio Tinto production summary
Rio Tinto share of production

								% Change
			Quarter					Q4 10	Q4 10	2010
			2009	2010	2010	Full Year		vs	vs	vs
			Q4	Q3	Q4	2009	2010	Q4 09	Q3 10	2009
Principal Commodities

Alumina	(‘000 t	)	2,282	2,347	2,292	8,815	9,089	0%	-2%	3%

Aluminium	(‘000 t	)	957	939	962	3,803	3,790	0%	2%	0%

Bauxite	(‘000 t	)	9,072	8,696	8,557	30,696	33,443	-6%	-2%	9%

Borates	(‘000 t	)	109	141	113	424	500	3%	-20%	18%

Coal — hard coking	(‘000 t	)	2,119	2,434	2,279	7,467	8,967	8%	-6%	20%

Coal — semi-soft coking	(‘000 t	)	998	468	797	2,885	3,075	-20%	70%	7%

Coal — Australian thermal	(‘000 t	)	5,024	4,694	5,154	20,217	18,430	3%	10%	-9%

Coal — US thermal	(‘000 t	)	17,095	11,848	9,220	82,983	42,283	-46%	-22%	-49%

Copper — mined	(‘000 t	)	203.3	159.7	185.2	804.7	678.1	-9%	16%	-16%

Copper — refined	(‘000 t	)	105.5	106.7	99.5	412.4	392.8	-6%	-7%	-5%

Diamonds	(‘000 cts)		4,451	3,536	3,199	14,026	13,843	-28%	-10%	-1%

Iron ore	(‘000 t	)	47,228	47,608	50,050	170,038	184,629	6%	5%	9%

Titanium dioxide feedstock	(‘000 t	)	325	335	373	1,147	1,392	15%	11%	21%

Uranium	(‘000 lbs)		3,360	2,776	3,276	14,140	11,377	-3%	18%	-20%

Other Metals & Minerals
Gold — mined	(‘000 ozs)		374	187	191	1,111	772	-49%	2%	-30%

Gold — refined	(‘000 ozs)		147	164	112	479	596	-24%	-32%	24%

Molybdenum	(‘000 t	)	3.4	2.7	4.2	11.3	12.9	22%	56%	14%

Salt	(‘000 t	)	1,192	1,115	1,427	5,848	5,188	20%	28%	-11%

Silver — mined	(‘000 ozs)		2,375	1,595	1,849	8,569	6,862	-22%	16%	-20%

Silver — refined	(‘000 ozs)		1,148	1,207	1,094	4,050	4,732	-5%	-9%	17%

Talc	(‘000 t	)	222	259	237	888	1,000	7%	-9%	13%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

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Rio Tinto share of production

							Full	Full
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2009	2010	2010	2010	2010	2009	2010

ALUMINA
Production (‘000 tonnes)
Gardanne (a)	100%	—	—	—	—	—	—	—
Gove	100%	656	595	615	642	621	2,519	2,473
Jonquière (Vaudreuil)	100%	288	316	309	340	335	1,125	1,301
Queensland Alumina	80%	813	762	790	765	740	3,167	3,057
São Luis (Alumar)	10%	53	59	51	68	74	166	251
Yarwun	100%	341	336	318	364	359	1,347	1,377
Specialty alumina plants (b)	100%	129	143	157	168	163	492	631

Rio Tinto total alumina production		2,282	2,211	2,240	2,347	2,292	8,815	9,089

ALUMINIUM
Production (‘000 tonnes)
Australia — Bell Bay	100%	44	43	44	45	45	177	177
Australia — Boyne Island	59%	84	82	83	84	83	331	332
Australia — Tomago	52%	68	67	68	69	69	272	272
Cameroon — Alucam (Edéa)	47%	10	8	6	10	11	34	35
Canada — six wholly owned (c)	100%	345	337	339	315	332	1,390	1,322
Canada – Alouette (Sept-Îles)	40%	58	57	57	56	58	229	228
Canada — Bécancour	25%	27	26	27	26	26	105	104
France — two wholly owned	100%	90	88	89	89	90	345	357
Iceland — ISAL (Reykjavik)	100%	48	47	47	48	48	190	190
New Zealand — Tiwai Point	79%	64	65	68	70	70	215	273
Norway — SORAL (Husnes)	50%	11	11	11	11	11	49	44
Oman — Sohar	20%	19	18	18	19	19	70	73
UK — two wholly owned	100%	40	41	47	49	49	147	186
UK – Anglesey (d)	51%	—	—	—	—	—	54	—
USA — Sebree	100%	49	48	49	48	50	193	196

Rio Tinto total aluminium production		957	937	952	939	962	3,803	3,790

BAUXITE
Production (‘000 tonnes) (e)
Awaso (f)	0%	47	34	—	—	—	352	34
Gove	100%	1,996	1,849	1,799	1,771	1,771	7,185	7,190
Porto Trombetas	12%	521	457	487	548	550	1,877	2,043
Sangaredi	(g )	1,565	1,356	1,392	1,415	1,422	5,047	5,586
Weipa	100%	4,942	4,550	4,266	4,962	4,813	16,235	18,591

Rio Tinto total bauxite production		9,072	8,246	7,945	8,696	8,557	30,696	33,443

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	Rio						Full	Full
	Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2009	2010	2010	2010	2010	2009	2010

BORATES
Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	109	111	136	141	113	424	500

COAL — hard coking
Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,513	1,006	1,468	1,709	1,708	5,173	5,890
Kestrel Coal	80%	607	852	927	726	571	2,294	3,076

Rio Tinto total hard coking coal production		2,119	1,858	2,395	2,434	2,279	7,467	8,967

COAL — semi-soft coking (h)
Rio Tinto Coal Australia (‘000 tonnes)
Hunter Valley	76%	488	522	646	257	443	1,988	1,869
Mount Thorley	61%	495	185	335	191	173	674	884
Warkworth	42%	14	99	23	19	180	223	321
Rio Tinto total semi-soft coking coal production		998	807	1,003	468	797	2,885	3,075

COAL — thermal (h)
Bengalla	30%	434	372	447	337	503	1,655	1,659
Blair Athol Coal	71%	1,858	1,525	1,569	1,260	492	8,068	4,846
Clermont (i)	50%	—	—	265	560	1,064	—	1,889
Hunter Valley	76%	1,817	1,433	1,314	1,675	1,969	6,515	6,391
Kestrel Coal	80%	163	143	182	141	104	679	571
Mount Thorley	61%	216	114	164	183	459	1,351	920
Warkworth	42%	535	470	584	538	562	1,949	2,154

Total Australian thermal coal		5,024	4,056	4,526	4,694	5,154	20,217	18,430

US Coal (‘000 tonnes)
Antelope (j)	0%	5,898	3,708	3,907	4,155	3,274	29,031	15,043
Colowyo	100%	717	582	506	684	599	3,214	2,371
Cordero Rojo (j)	0%	7,289	3,906	4,389	4,535	3,354	33,361	16,184
Decker (j)	0%	387	103	180	171	154	2,017	609
Spring Creek (j)	0%	2,803	1,774	2,161	2,303	1,838	15,360	8,076

Total US thermal coal		17,095	10,073	11,143	11,848	9,220	82,983	42,283

Rio Tinto total thermal coal production		22,120	14,129	15,669	16,541	14,373	103,200	60,713

Continues	Page 12 of 26

							Full	Full
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2009	2010	2010	2010	2010	2009	2010

COPPER
Mine production (‘000 tonnes) (e)
Bingham Canyon	100%	66.8	61.3	54.8	65.2	68.5	303.5	249.8
Escondida	30%	85.9	72.7	81.0	73.3	76.2	318.3	303.3
Grasberg — Joint Venture (k)	40%	32.5	13.4	13.8	2.2	21.4	107.7	50.7
Northparkes	80%	6.5	7.3	7.8	8.1	8.0	27.4	31.2
Palabora	58%	11.6	10.6	10.4	10.9	11.1	47.6	43.0

Rio Tinto total mine production		203.3	165.3	167.9	159.7	185.2	804.7	678.1

Refined production (‘000 tonnes)
Escondida	30%	24.0	18.9	23.1	23.5	24.6	98.2	90.0
Kennecott Utah Copper	100%	72.9	70.1	59.6	74.8	64.8	274.2	269.3
Palabora	58%	8.7	6.9	7.9	8.5	10.1	40.0	33.4

Rio Tinto total refined production		105.5	95.9	90.6	106.7	99.5	412.4	392.8

DIAMONDS
Production (‘000 carats)
Argyle	100%	3,504	2,531	2,605	2,425	2,243	10,591	9,804
Diavik	60%	918	938	967	1,070	926	3,339	3,900
Murowa	78%	29	29	38	42	30	97	139

Rio Tinto total diamond production		4,451	3,497	3,610	3,536	3,199	14,026	13,843

GOLD
Mine production (‘000 ounces) (e)
Barneys Canyon	100%	0	1	0	0	0	2	2
Bingham Canyon	100%	158	157	109	104	96	582	466
Escondida	30%	13	12	13	14	13	43	52
Grasberg — Joint Venture (k)	40%	187	38	26	53	67	429	183
Northparkes	80%	9	11	14	14	13	27	52
Rawhide (l)	0%	5	4	5	—	—	19	9
Others	—	1	2	2	2	2	8	7

Rio Tinto total mine production		374	225	169	187	191	1,111	772

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	147	174	146	164	112	479	596

Continues	Page 13 of 26

	Rio						Full
	Tinto	4Q	1Q	2Q	3Q	4Q	Year	Full Year
	interest	2009	2010	2010	2010	2010	2009	2010

IRON ORE & IRON
Production (‘000 tonnes) (e)
Hamersley — six wholly owned mines	100%	30,050	25,510	25,712	30,334	31,151	106,808	112,706
Hamersley — Channar	60%	1,517	2,006	1,534	1,312	1,757	6,625	6,610
Hamersley — Eastern Range	(m )	2,349	2,473	2,354	2,182	2,198	9,318	9,206
Hope Downs	50%	2,843	4,054	4,052	3,554	4,201	10,317	15,860
Iron Ore Company of Canada	59%	2,432	1,870	2,284	2,280	2,204	8,129	8,638
Robe River	53%	8,037	7,448	7,675	7,947	8,539	28,841	31,610

Rio Tinto total mine production		47,228	43,361	43,610	47,608	50,050	170,038	184,629

Pig iron production (‘000 tonnes) HIsmelt® (n)	60%	—	—	—	—	—	—	—

MOLYBDENUM
Mine production (‘000 tonnes) (e)
Bingham Canyon	100%	3.4	3.2	2.8	2.7	4.2	11.3	12.9

SALT
Production (‘000 tonnes)
Dampier Salt	68%	1,192	1,187	1,459	1,115	1,427	5,848	5,188

SILVER
Mine production (‘000 ounces) (e)
Bingham Canyon	100%	1,187	1,146	870	845	893	4,871	3,754
Escondida	30%	492	471	436	469	465	1,627	1,842
Grasberg — Joint Venture (k)	40%	557	16	147	159	367	1,474	688
Others	—	138	151	181	121	124	596	577

Rio Tinto total mine production		2,375	1,784	1,634	1,595	1,849	8,569	6,862

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	1,148	1,320	1,112	1,207	1,094	4,050	4,732

TALC
Production (‘000 tonnes)
Rio Tinto Minerals — talc	100%	222	240	264	259	237	888	1,000

TITANIUM DIOXIDE FEEDSTOCK
Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	325	329	355	335	373	1,147	1,392

Continues	Page 14 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2009	2010	2010	2010	2010	2009	2010

URANIUM
Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	1,663	1,361	1,196	1,421	1,912	7,865	5,891
Rössing	69%	1,697	1,336	1,432	1,354	1,363	6,275	5,485

Rio Tinto total uranium production		3,360	2,697	2,628	2,776	3,276	14,140	11,377

Production data notes

(a)	Production of smelter grade alumina at Gardanne ceased at the end of 2008. Production continues from the Gardanne specialty alumina plant.

(b)	Rio Tinto sold its 100% interest in the Brockville specialty alumina plant with an effective date of 20 September 2010. Production data are shown up to that date.

(c)	The Beauharnois smelter ceased smelting operations in the second quarter of 2009.

(d)	The Anglesey smelter ceased smelting operations at the end of the third quarter of 2009.

(e)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.

(f)	Rio Tinto Alcan had an 80% interest in the Awaso mine but purchased the additional 20% of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date of 1 February 2010. Production data are shown up to that date.

(g)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

(h)	Thermal coal and semi-soft coking coal were previously reported under ‘Other Coal’.

(i)	Production commenced at Clermont in the second quarter of 2010.

(j)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto held a 48.3% interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy. Following a secondary public offering in December 2010, Rio Tinto completed the divestment of its entire interest in Cloud Peak Energy Inc. with an effective date of 15 December 2010. Production data are shown up to that date.

(k)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the periods shown.

(l)	Rio Tinto sold its 100% interest in the Rawhide mine with an effective date of 25 June 2010. Production data are shown up to that date.

(m)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(n)	In March 2009, Rio Tinto announced that HIsmelt would be placed on an extended care and maintenance programme. In December 2010, the HIsmelt joint venture partners agreed to close the Kwinana site permanently and terminate the joint venture.
The Rio Tinto percentage interest shown above is at 31 December 2010.
Where Rio Tinto’s beneficial interest in an operation has changed, as footnoted above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto’s interests in the Ningxia aluminium smelter, Corumbá and Jacobs Ranch mines were sold in 2009. No data for these operations are included in the Share of Production table.

Continues	Page 15 of 26
Rio Tinto operational data

	Rio						Full	Full
	Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2009	2010	2010	2010	2010	2009	2010

ALUMINIUM

Rio Tinto Alcan
Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine — Northern Territory	100.0%	1,996	1,849	1,799	1,771	1,771	7,185	7,190
Weipa mine — Queensland	100.0%	4,942	4,550	4,266	4,962	4,813	16,235	18,591
Brazil
Porto Trombetas (MRN) mine	12.0%	4,345	3,809	4,058	4,569	4,585	15,645	17,022
Ghana
Awaso mine (a)	80.0%	59	42	—	—	—	440	42
Guinea
Sangaredi mine (b)	23.0%	3,478	3,013	3,094	3,145	3,161	11,216	12,413
Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes)		9,140	7,671	8,458	8,513	8,648	31,571	33,290

(a)	Rio Tinto Alcan had an 80% interest in the Awaso mine but purchased the additional 20% of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date of 1 February 2010. Production data are shown up to that date.

(b)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

(c)	Bauxite shipments include ore used internally by the refinery at Gove.
Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)

Australia
Gove refinery — Northern Territory	100%	656	595	615	642	621	2,519	2,473
Queensland Alumina Refinery — Queensland	80%	1,017	953	987	956	925	3,959	3,821
Yarwun refinery — Queensland	100%	341	336	318	364	359	1,347	1,377
Brazil
São Luis (Alumar) refinery	10%	532	588	507	676	737	1,657	2,507
Canada
Jonquière (Vaudreuil) refinery — Quebec (a)	100%	288	316	309	340	335	1,125	1,301
France
Gardanne refinery (b)	100%	—	—	—	—	—	—	—

(a)	Jonquière’s production shows smelter grade alumina only and excludes hydrate produced and used for Specialty Alumina.

(b)	Production of smelter grade alumina at Gardanne ceased at the end of 2008. Production continues from the Gardanne specialty alumina plant.
Rio Tinto percentage interest shown above is at 31 December 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 16 of 26

								Full
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Year
	interest	2009	2010	2010	2010	2010	2009	2010

ALUMINIUM (continued)

Specialty Alumina Plants
Specialty alumina production (‘000 tonnes)
Canada
Brockville plant — Ontario (a)	0.0%	4	4	5	4	—	16	13
Jonquière (Vaudreuil) plant — Quebec	100.0%	26	24	29	31	26	109	110
France
Beyrède	100.0%	6	4	5	4	5	15	19
Gardanne plant	100.0%	83	99	105	114	119	317	437
La Bâthie plant	100.0%	5	7	6	7	6	16	25
Germany
Teutschenthal plant	100.0%	5	5	7	7	7	19	26
Aluminium Smelters
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter — Tasmania	100.0%	44	43	44	45	45	177	177
Boyne Island smelter — Queensland	59.4%	141	137	140	141	140	556	558
Tomago smelter — New South Wales	51.6%	133	129	131	134	134	528	528
Cameroon
Alucam (Edéa) smelter	46.7%	22	17	14	21	23	73	76
Canada
Alma smelter — Quebec	100.0%	110	107	107	109	110	435	434
Alouette (Sept-Îles) smelter — Quebec	40.0%	145	141	142	141	145	573	569
Arvida smelter — Quebec	100.0%	44	43	43	44	44	171	174
Beauharnois smelter — Quebec (b)	100.0%	—	—	—	—	—	11	—
Bécancour smelter — Quebec	25.1%	109	103	106	104	103	420	417
Grande-Baie smelter — Quebec	100.0%	54	54	54	55	55	215	218
Kitimat smelter — British Columbia	100.0%	52	50	50	44	40	224	184
Laterrière smelter — Quebec	100.0%	59	58	59	38	58	235	212
Shawinigan smelter — Quebec	100.0%	25	25	26	25	24	99	100
China
Ningxia (Qingtongxia) smelter (c)	0.0%	—	—	—	—	—	10	—
France
Dunkerque smelter	100.0%	66	64	64	65	67	244	260
Saint-Jean-de-Maurienne smelter	100.0%	24	24	24	24	24	101	96
Rio Tinto percentage interest shown above is at 31 December 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 17 of 26

								Full
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Year
	interest	2009	2010	2010	2010	2010	2009	2010

ALUMINIUM (continued)

Iceland
ISAL (Reykjavik) smelter	100.0%	48	47	47	48	48	190	190
New Zealand
Tiwai Point smelter	79.4%	81	82	85	88	88	271	344
Norway
SORAL (Husnes) smelter	50.0%	22	22	22	22	22	98	88
Oman
Sohar smelter	20.0%	93	89	91	93	94	351	367
United Kingdom
Anglesey Aluminium smelter (d)	51.0%	—	—	—	—	—	106	—
Lochaber smelter	100.0%	10	10	10	11	11	38	41
Lynemouth smelter	100.0%	30	31	36	38	39	109	145
United States
Sebree smelter — Kentucky	100.0%	49	48	49	48	50	193	196
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes) (e)		1,254	1,232	1,293	1,249	1,285	4,909	5,060

(a)	Rio Tinto sold its 100% interest in the Brockville specialty alumina plant with an effective date of 20 September 2010.

(b)	The Beauharnois smelter ceased smelting operations in the second quarter of 2009.

(c)	Rio Tinto sold its 50% interest in the Ningxia aluminium smelter with an effective date of 26 January 2009

(d)	The Anglesey smelter ceased smelting operations at the end of the third quarter of 2009.

(e)	Primary aluminium sales include sales made through Rio Tinto Alcan’s Engineered Products division.

BORATES

Rio Tinto Minerals — borates	100.0%
California, US and Argentina Borates (‘000 tonnes) (a)		109	111	136	141	113	424	500

(a)	Production is expressed as B2O3 content.
Rio Tinto percentage interest shown above is at 31 December 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 26

								Full
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Year
	interest	2009	2010	2010	2010	2010	2009	2010

COAL

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,434	1,228	1,478	1,112	1,660	5,466	5,477
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,609	2,141	2,202	1,769	691	11,325	6,803
Clermont Coal mine (a)	50.1%
Queensland, Australia
Thermal coal production (‘000 tonnes)		—	—	529	1,117	2,124	—	3,770
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,845	1,227	1,790	2,084	2,082	6,308	7,183
Hunter Valley Operations	75.7%
New South Wales, Australia
Semi-soft coking coal production (‘000 tonnes)		644	690	854	340	586	2,626	2,469
Thermal coal production (‘000 tonnes)		2,400	1,892	1,736	2,213	2,601	8,606	8,442
Kestrel Coal mine (b)	80.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		758	1,065	1,159	907	714	2,868	3,846
Thermal coal production (‘000 tonnes)		204	179	228	176	130	849	713
Mount Thorley Operations	60.6%
New South Wales, Australia
Semi-soft coking coal production (‘000 tonnes)		818	306	552	316	286	1,112	1,460
Thermal coal production (‘000 tonnes)		357	188	271	302	757	2,230	1,518
Rio Tinto percentage interest shown above is at 31 December 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 26

							Full
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Full Year
	interest	2009	2010	2010	2010	2010	2009	2010

COAL (continued)

Warkworth mine	42.1%
New South Wales, Australia
Semi-soft coking coal production (‘000 tonnes)		34	236	54	46	428	530	764
Thermal coal production (‘000 tonnes)		1,272	1,117	1,388	1,279	1,337	4,632	5,120

Total hard coking coal production (‘000 tonnes)		2,603	2,292	2,949	2,991	2,796	9,176	11,029
Total semi-soft coking coal production (‘000 tonnes)		1,496	1,233	1,460	701	1,299	4,269	4,693
Total thermal coal production (‘000 tonnes)		8,276	6,744	7,832	7,968	9,300	33,108	31,844

Total coal production (‘000 tonnes)		12,375	10,269	12,241	11,660	13,396	46,554	47,566

Total coal sales (‘000 tonnes)		12,992	9,108	11,801	12,611	13,671	46,844	47,191

Rio Tinto Coal Australia share
Share of hard coking coal sales (‘000 tonnes) (b)		2,246	1,519	2,526	2,459	2,996	8,337	9,500
Share of other coal sales (‘000 tonnes) (c) (d)		6,205	4,377	5,267	5,588	5,587	22,505	20,818

(a)	Production commenced at Clermont in the second quarter of 2010.

(b)	Kestrel produces hard-coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard-coking coal sales.

(c)	Other coal sales include thermal coal and semi-soft coking coal.

(d)	Sales relate only to coal mined by the operations and exclude traded coal.
Rio Tinto percentage interest shown above is at 31 December 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 26

								Full
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Year
	interest	2009	2010	2010	2010	2010	2009	2010

COAL (continued)

US Coal
Antelope mine (a)	0.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,732	7,682	8,095	8,602	6,777	30,865	31,156
Colowyo mine	100.0%
Colorado, US
Thermal coal production (‘000 tonnes)		717	582	506	684	599	3,214	2,371
Cordero Rojo mine (a)	0.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,616	8,091	9,094	9,389	6,945	35,687	33,518
Decker mine (a)	0.0%
Montana, US
Thermal coal production (‘000 tonnes)		901	429	745	709	639	4,161	2,521
Jacobs Ranch mine (b)	0.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		—	—	—	—	—	26,537	—
Spring Creek mine (a)	0.0%
Montana, US
Thermal coal production (‘000 tonnes)		3,478	3,674	4,477	4,768	3,806	16,035	16,726

Total coal production (‘000 tonnes)		22,444	20,458	22,916	24,151	18,767	116,499	86,292

Total coal sales (‘000 tonnes)		22,467	22,417	23,042	24,043	18,564	116,947	88,066

(a)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto held a 48.3% interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy. Following a secondary public offering in December 2010, Rio Tinto completed the divestment of its entire interest in Cloud Peak Energy Inc. with an effective date of 15 December 2010. Production data are shown up to that date.

(b)	Rio Tinto sold its 100% interest in the Jacobs Ranch mine with an effective date of 1 October 2009. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 31 December 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2009	2010	2010	2010	2010	2009	2010

COPPER & GOLD

Escondida	30.0%
Chile

Sulphide ore to concentrator (‘000 tonnes)		20,246	17,697	17,711	19,697	18,789	77,749	73,894
Average copper grade (%)		1.38	1.29	1.40	1.24	1.26	1.22	1.29
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		233.0	189.2	205.3	197.7	194.6	777.4	786.8
Contained gold (‘000 ounces)		42	40	42	48	45	144	174
Contained silver (‘000 ounces)		1,641	1,571	1,454	1,565	1,551	5,424	6,140
Recoverable copper in ore stacked for leaching (‘000 tonnes) (a)		53	53	65	47	60	284	224
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		80	63	77	78	82	327	300

(a)	With effect from the first quarter of 2010, the calculation of copper in material mined for leaching is based on ore stacked at the leach pad.

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (40% of the expansion)
Papua, Indonesia
Ore treated (‘000 tonnes)	21,786	21,057	20,330	21,062	20,673	86,973	83,122
Average mill head grades:
Copper (%)	0.82	0.78	0.81	0.92	0.82	0.98	0.83
Gold (g/t)	1.23	0.87	0.63	0.92	1.25	1.30	0.92
Silver (g/t)	3.03	2.96	2.53	2.75	2.90	3.49	2.79
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	161.3	144.6	143.7	170.1	150.1	771.5	608.4
Gold in concentrates (‘000 ounces)	740	481	329	528	682	3,076	2,020
Silver in concentrates (‘000 ounces)	1,652	1,580	1,258	1,552	1,107	7,888	5,496
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)	152.4	148.4	130.2	167.7	142.8	737.8	589.1
Gold in concentrates (‘000 ounces)	707	499	300	517	644	2,953	1,960
Silver in concentrates (‘000 ounces)	1,248	1,288	910	1,216	844	6,008	4,258

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 4Q 2010 results are not actuals but are forecasts from FCX’s most recent five-year plan and the full year 2010 results include the nine month 2010 actuals and 4Q 2010 forecasts. FCX is not releasing its actual 100% operating data for 4Q 2010 until the release of its 2010 fourth quarter and full year results on 20 January 2011.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 31 December 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2009	2010	2010	2010	2010	2009	2010

COPPER & GOLD (continued)

Kennecott Minerals Company
Rawhide mine (a) (b)	0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		5	4	5	—	—	19	9
Silver (‘000 ounces)		58	52	62	—	—	210	114

(a)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

(b)	Rio Tinto sold its 100% interest in the Rawhide mine with an effective date of 25 June 2010. Production data are shown up to that date

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		0.4	0.8	0.4	0.4	0.4	2.3	2.0
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		12,946	13,303	13,269	13,396	13,582	52,856	53,551
Average ore grade:
Copper (%)		0.57	0.52	0.48	0.55	0.57	0.64	0.53
Gold (g/t)		0.53	0.51	0.36	0.35	0.31	0.48	0.38
Silver (g/t)		3.45	3.28	2.56	2.75	2.70	3.54	2.82
Molybdenum (%)		0.044	0.042	0.039	0.043	0.054	0.038	0.045
Copper concentrates produced (‘000 tonnes)		223	224	223	258	263	1,028	968
Average concentrate grade (% Cu)		29.9	27.2	24.6	25.1	26.0	29.4	25.7
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		66.8	61.3	54.8	65.2	68.5	303.5	249.8
Gold (‘000 ounces)		158	157	109	104	96	582	466
Silver (‘000 ounces)		1,187	1,146	870	845	893	4,871	3,754
Molybdenum concentrates produced (‘000 tonnes):		6.5	6.2	5.4	5.2	7.9	21.6	24.7
Molybdenum in concentrates (‘000 tonnes)		3.4	3.2	2.8	2.7	4.2	11.3	12.9

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b)	Includes a small amount of copper in precipitates.
Rio Tinto percentage interest shown above is at 31 December 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 26

							Full	Full
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2009	2010	2010	2010	2010	2009	2010

COPPER & GOLD (continued)

Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		288	232	212	288	293	1,175	1,025
Copper anodes produced (‘000 tonnes) (a)		79.7	72.3	53.5	81.0	64.4	287.1	271.4
Production of refined metal:
Copper (‘000 tonnes)		72.9	70.1	59.6	74.8	64.8	274.2	269.3
Gold (‘000 ounces) (b)		147	174	146	164	112	479	596
Silver (‘000 ounces) (b)		1,148	1,320	1,112	1,207	1,094	4,050	4,732

(a)	New metal excluding recycled material

(b)	Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,344	1,364	1,304	1,282	1,298	5,554	5,248
Average ore grades:
Copper (%)		0.70	0.76	0.82	0.86	0.84	0.70	0.82
Gold (g/t)		0.33	0.44	0.57	0.55	0.50	0.27	0.51
Copper concentrates produced (‘000 tonnes)		23.7	25.9	29.7	30.2	30.2	98.5	116.1
Contained copper in concentrates:
Saleable production (‘000 tonnes)		8.1	9.1	9.8	10.1	10.0	34.3	39.0
Sales (‘000 tonnes) (a)		9.7	7.5	7.5	10.5	14.1	26.9	39.7
Contained gold in concentrates:
Saleable production (‘000 ounces)		11.0	14.0	17.9	17.3	16.1	34.3	65.3
Sales (‘000 ounces) (a)		9.8	11.8	15.1	19.4	23.5	24.2	69.8

(a)	Rio Tinto’s 80% share of material from the Joint Venture.
Rio Tinto percentage interest shown above is at 31 December 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 26

								Full
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Year
	interest	2009	2010	2010	2010	2010	2009	2010

COPPER & GOLD (continued)

Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		2,809	2,783	2,861	2,887	3,126	11,330	11,657
Average ore grade: copper (%)		0.67	0.66	0.64	0.64	0.63	0.67	0.64
Copper concentrates produced (‘000 tonnes)		65.8	61.8	57.9	61.1	65.2	270.8	246.0
Average concentrate grade: copper (%)		30.5	29.8	31.1	31.0	29.5	30.5	30.3
Copper in concentrates (‘000 tonnes)		20.1	18.4	18.0	18.9	19.3	82.6	74.6
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		67.3	57.7	59.6	61.4	62.1	266.6	240.8
New copper anodes produced (‘000 tonnes)		14.3	12.4	14.6	14.3	14.4	65.9	55.7
Refined new copper produced (‘000 tonnes)		15.1	12.0	13.8	14.7	17.5	69.4	58.0
By-products:
Magnetite concentrate (‘000 tonnes)		697	754	780	764	695	2,845	2,993
Nickel contained in products (tonnes)		11	18	15	15	24	95	72
Vermiculite plant
Vermiculite produced (‘000 tonnes)		50	54	46	51	45	196	196

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		1,972	1,726	2,009	1,790	1,749	4,634	7,274
AK1 diamonds produced (‘000 carats)		3,504	2,531	2,605	2,425	2,243	10,591	9,804
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		364	388	522	626	555	1,359	2,091
Diamonds recovered (‘000 carats)		1,530	1,563	1,612	1,783	1,543	5,565	6,500
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		66	88	109	100	87	267	384
Diamonds recovered (‘000 carats)		37	37	49	53	39	124	178
Rio Tinto percentage interest shown above is at 31 December 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 26

							Full	Full
	Rio Tinto	1Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2009	2010	2010	2010	2010	2009	2010

IRON ORE & IRON

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):
Hamersley — Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman and Nammuldi	100.0%	30,050	25,510	25,712	30,334	31,151	106,808	112,706
Hamersley — Channar	60.0%	2,528	3,344	2,557	2,186	2,929	11,041	11,016
Hamersley — Eastern Range	(a)	2,349	2,473	2,354	2,182	2,198	9,318	9,206
Hope Downs	50.0%	5,687	8,108	8,104	7,108	8,401	20,634	31,720
Robe River — Pannawonica (Mesas J and A) (b)	53.0%	6,801	6,971	7,726	8,010	8,571	25,178	31,277
Robe River — West Angelas	53.0%	8,362	7,083	6,755	6,985	7,541	29,239	28,363

Total production (‘000 tonnes)		55,778	53,488	53,207	56,804	60,790	202,218	224,289

Total sales (‘000 tonnes) (c)		56,350	52,896	55,697	55,891	58,216	203,895	222,700

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Production at the Mesa A mine commenced in the first quarter of 2010.

(c)	Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		1,034	261	959	702	876	5,724	2,798
Pellets (‘000 tonnes)		3,107	2,923	2,930	3,181	2,878	8,120	11,912
Sales:
Concentrate (‘000 tonnes)		1,317	314	1,455	972	821	5,235	3,562
Pellets (‘000 tonnes)		3,307	2,676	2,996	2,406	3,974	9,010	12,052
Rio Tinto Brasil
Corumbá mine (a)	0.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes)		—	—	—	—	—	1,509	—
Sales (‘000 tonnes)		—	—	—	—	—	530	—

(a)	Rio Tinto sold its 100% interest in the Corumbá mine with an effective date of 18 September 2009. Production data are shown up to that date.

HIsmelt®	60.0%
Western Australia
Pig iron production (‘000 tonnes) (a)		—	—	—	—	—	—	—

(a)	In March 2009, Rio Tinto announced that HIsmelt would be placed on an extended care and maintenance programme. In December 2010, the HIsmelt joint venture partners agreed to close the Kwinana site permanently and terminate the joint venture.
Rio Tinto percentage interest shown above is at 31 December 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 26

								Full
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Year
	interest	2009	2010	2010	2010	2010	2009	2010

SALT

Dampier Salt	68.4%
Western Australia
Salt production (‘000 tonnes)		1,744	1,737	2,134	1,630	2,088	8,555	7,589

TALC

Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		222	240	264	259	237	888	1,000

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a) (b)
(Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		325	329	355	335	373	1,147	1,392

(a)	Quantities comprise 100% of Rio Tinto Fer et Titane and 50% of Richards Bay Minerals production until late 2009 when RBM concluded a Broad Based Black Economic Empowerment transaction. Rio Tinto Iron & Titanium’s share of RBM production reflects a decrease from 50% to 37% with effect from 9 December 2009.

(b)	Ilmenite mined in Madagascar is being processed in Canada with effect from June 2009.

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8)		2,432	1,991	1,749	2,078	2,796	11,500	8,614
Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8)		2,475	1,948	2,088	1,974	1,988	9,150	7,999
Rio Tinto percentage interest shown above is at 31 December 2010. The data represent full production and sales on a 100% basis unless otherwise stated.